February 20, 2020

Chamath Palihapitiya
Chief Executive Officer
Social Capital Hedosophia Holdings Corp. III
317 University Ave, Suite 200
Palo Alto, CA 94301

       Re: Social Capital Hedosophia Holdings Corp. III
           Draft Registration Statement on Form S-1
           Submitted January 31, 2020
           CIK No 0001801170

Dear Mr. Palihapitiya:

       We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed January 31, 2020

Financial Statements, page F-1

1. Please tell us how you determined it would be appropriate to include unaudited interim results as of January 21, 2020 and for the period from January 1, 2020 through January 21,
       2020.
 Chamath Palihapitiya
FirstName LastNameChamath Palihapitiya III
Social Capital Hedosophia Holdings Corp.
Comapany NameSocial Capital Hedosophia Holdings Corp. III
February 20, 2020
Page 2
February 20, 2020 Page 2
FirstName LastName
        You may contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Gregg A. Noel